UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2006**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number **001-13069**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHOICEPOINT INC.
1000 Alderman Drive, Alpharetta, Georgia 30005

General

The ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Accordingly, in lieu of the requirements of Items 1–3 of Form 11–K, the financial statements of the Plan as of and for the years ended December 31, 2006 and 2005, and Supplemental Schedules as of December 31, 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.:

I. ChoicePoint Inc. 401(k) Profit Sharing Plan Financial Statements and Supplemental Schedules as of and for the years ended December 31, 2006 and 2005 and Report of Independent Registered Public Accounting Firm.

A. Audited financial statements.

1. Report of independent registered public accounting firm.
2. Statements of net assets available for benefits—December 31, 2006 and 2005.
3. Statements of changes in net assets available for benefits, for the years ended December 31, 2006 and 2005.
4. Notes to financial statements.

B. Supplemental schedules.

1. Assets (held at end of year)—December 31, 2006.
2. Reportable transactions, for the year ended December 31, 2006.

C. Consent of Independent Registered Public Accounting Firm

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Table of Contents

December 31, 2006 and 2005

Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Group Benefits Committee and Participants
ChoicePoint Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Frazier & Deeter, LLC

June 27, 2007

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31, 2006	December 31, 2005
Assets:		
Investments, at fair value:		
Money market fund	$ 1,021,650	$ 1,005,945
ChoicePoint Inc. common stock	67,730,450	78,274,974
Registered investment companies	135,716,201	103,663,308
Collective trust fund	28,675,748	26,150,474
Loans to participants	3,283,295	2,834,635
Total investments	236,427,344	211,929,336
Participant contributions receivable	-	313,442
Receivable from sale of securities	376,698	584,584
Receivable - due from broker	69,375	78,750
Interest receivable	4,931	4,506
Total assets	236,878,348	212,910,618
Liability - due to broker	27,603	384,154
Net assets available for benefits at fair value	236,850,745	212,526,464
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	291,289	296,877
Net Assets Available for Benefits	$ 237,142,034	$ 212,823,341

See notes to financial statements.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

	For the Year Ended December 31, 2006	2005
Additions to net assets attributable to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ 851,805	$ (2,476,653)
Dividends and interest	8,882,203	5,910,228
Total investment income	9,734,008	3,433,575
Contributions:		
Employer - net of earnings on unallocated deposits	4,042,627	5,000,000
Participant	16,187,949	14,934,063
Rollovers from qualified plans	1,357,694	1,861,015
Total contributions	21,588,270	21,795,078
Total additions	31,322,278	25,228,653
Deductions from net assets attributable to:		
Participant withdrawals	(18,078,788)	(22,307,878)
Administrative expenses	(103,827)	(84,304)
Total deductions	(18,182,615)	(22,392,182)
Net increase	13,139,663	2,836,471
Transfer of assets to this plan (Note 9)	11,179,030	3,430,270
Net Assets Available for Benefits:		
Beginning of year	212,823,341	206,556,600
End of year	$ 237,142,034	$ 212,823,341

See notes to financial statements.

Note 1 - Description of the Plan:

General

The following brief description of the ChoicePoint Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for informational purposes only. Participants should refer to the plan document for more complete information.

The Plan became effective July 1, 1997 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. All employees of the participating companies of ChoicePoint Inc. (a wholly owned subsidiary of Equifax Inc. prior to August 7, 1997) and its subsidiaries (the "Company") who have completed 90 days of service are eligible to participate in the Plan and are eligible to receive Company matching contributions. An employee is eligible to receive profit-sharing contributions after they have completed one year of service. Leased employees or independent contractors, and nonresident aliens are not eligible for participation in the Plan. The Plan was amended effective September 1, 2005 to allow part-time employees to participate in the Plan.

Administration

The trustee of the Plan is Fidelity Management Trust Company (the "Trustee"). Fidelity Institutional Retirement Services Company ("Fidelity") performs participant record keeping and other administrative duties for the Plan. The ChoicePoint Inc. Group Benefits Committee ("Benefits Committee") oversees the Plan and hears all appeals for benefits. The Benefits Committee is appointed by the Compensation and Benefits Committee of the Company's Board of Directors and consists of employees of the Company. In the absence of such appointment, the Company shall carry out the responsibilities of the Benefits Committee. The Executive Committee has designated the Company's Chief People Officer and Vice President of Insurance and Benefits as the named fiduciaries and plan administrators.

Participant accounts

Individual accounts are maintained for each of the Plan's participants to reflect each participant's share of the Plan's net investment earnings (losses), Company contributions, and participant contributions and withdrawals. Accounts are valued on a daily basis (i.e., the net asset value of the investment fund is calculated each day and applied to the number of units attributed to each participant's account). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Note 1 - Description of the Plan - continued:

Participant contributions

Each participant may make basic contributions from 1% to 6% of his/her total gross salary (base salary only for highly compensated employees) through payroll deductions on a pre-tax or after-tax basis. In addition, each non-highly compensated participant may elect to make supplemental contributions of 1% to 69% of pay on a pre-tax or after-tax basis through payroll deductions, subject to certain Internal Revenue Code ("IRC") limits. Each highly compensated participant may elect to make supplemental contributions of 1% to 4% subject to IRC limits. In addition, all participants who have attained the age of 50 before the close of the plan year shall be eligible to make catch-up contributions subject to IRC limitations. Participant contributions are allocated among investment options, as directed by the individual participants.

Company contributions

The Plan requires the Company to make an annual minimum matching contribution of 25% of the basic contributions made by participants each pay period, net of any withdrawals during the year. A participant must be actively employed by the Company on or after November 30 in order to receive the matching contributions for the plan year. This active employment requirement is waived if a participant is on leave of absence, attains age 62, is disabled, or leaves the Company on or after age 50 if age plus years of service is equal to 75 and (in each of these cases) did not receive a distribution of his/her entire account balance during the year. The Company may also make a discretionary matching contribution. For 2006 and 2005, the Company's minimum and discretionary matching contributions resulted in aggregate matching contributions of 26.52% and 38.25%, respectively, of the basic contributions made by each participant who was eligible for the matching contributions.

The Company may also choose to make an additional discretionary profit-sharing contribution to the Plan each year ("profit-sharing contribution"). The amount of this profit-sharing contribution may vary for different business units of the Company and is allocated among the participants in each business unit based on their relative compensation within the business unit. The Company made no profit-sharing contributions for 2006 and 2005.

As a result of its spin off from Equifax, Inc., the Company agreed to make an annual transition contribution to current ChoicePoint Inc. employees that were employed at the spin off date. The additional benefits were intended to offset the adverse impact of transitioning out of a defined benefit pension plan. The Company elected to make a transition contribution for the 2006 plan year of $1,671,650 for those employees who were salaried employees on August 8, 1997 and continuously employed as salaried employees by the Company through December 1, 2006. The transition contribution for the 2005 plan year was $1,543,122 for those employees who were salaried employees on August 8, 1997 and continuously employed as salaried

Note 1 - Description of the Plan - continued:

Company contributions - continued

employees by the Company through December 1, 2005. In addition, employees must be age 21 with one year of service as of August 1, 1997 in order to receive a transition contribution. The transition contribution is both age- and service-weighted, with the percent of compensation contributed ranging from .5% to 7% of base pay and .25% to 3.75% of compensation in excess of the Social Security wage base.

All matching contributions, transition contributions, and profit sharing contributions, if any, are made to the ChoicePoint Stock Fund ("CSF"). Contributions may be funded by the Company during the year and held as unallocated funds until contributions are determined and allocated as of the end of the plan year. Earnings on these deposits may be used to reduce the cash required for the Company's contribution. To the extent they are not used to reduce cash required, such earnings are allocated to participants. For 2006 and 2005, the Company contributed $4,042,627 and $5,000,000, respectively, to the Plan which was invested in the CSF. Investment appreciation on these funds was $285,412 and $184,405 for the years ended December 31, 2006 and 2005, respectively. These earnings, along with the Company's contributions, were used to fund the matching and transition contributions for the years ended December 31, 2006 and 2005. At December 31, 2006 and 2005, there were no significant unallocated contributions.

Vesting and forfeitures

Participants are 100% vested in their account balances, including all Company contributions, at all times. The transition contribution is fully vested for active employees as of December 31, 2006 and 2005.

Investment options

The Plan's investment options consist of funds of publicly traded registered investment companies, two collective trust funds, and the CSF, which is a unitized fund consisting of shares of ChoicePoint Inc. common stock and shares in a money market fund for liquidity purposes. Participants may direct the investment of their elective deferrals and rollover contributions in and among the Plan's various investment options. The Company profit-sharing contribution, if any, is made to the CSF initially but may be transferred to other investment options at participants' election. The Company matching and transition contributions are made to the CSF initially. Effective through December 31, 2006, Company matching and transition contributions could not be transferred to other investment options until participants separated from service or attained age 55. The Plan was amended effective

Note 1 - Description of the Plan - continued:

Investment options - continued

January 1, 2007, to allow, among other things, all participants to transfer Company matching and transition contributions to other investment options. Except as previously noted, participants may change their investment elections and transfer money between investment options on a daily basis.

Participant withdrawals

Upon termination of employment with the Company, a participant may defer taking a distribution of his/her account until age 70½, or he/she may elect to withdraw all, or a portion, of his/her account balance, including Company contributions. If a participant becomes totally disabled, he/she will be eligible for distribution of his/her entire account. Generally, a participant's beneficiary may take a distribution of the participant's account as soon as administratively feasible after the participant's death or may defer taking the distribution for up to five years following the participant's death.

Upon attainment of age 59½, a participant may elect to withdraw all or part of his/her account, excluding the Company contribution portion of the account. In-service withdrawals of a participant's pre-tax contribution account are allowed in cases of proven financial hardship. If a participant's account balance is less than $5,000 but greater than $1,000 upon retirement or termination, a distribution of the participant's account will be made automatically into an Individual Retirement Account. If a participant's account balance is less than $1,000 upon retirement or termination, a distribution of the participant's account will be made automatically in a single lump sum cash distribution. A participant may elect to withdraw all or part of his/her after-tax contribution account at any time with no restrictions.

Benefits may be paid in cash, in common stock of the Company, or in any combination of the two, at the election of the participant.

Loans to participants

The Plan was amended effective January 1, 2005 to allow loans to participants. Loans to participants represent borrowings by participants against their accounts. Participants may borrow from the Plan in any amount greater than $1,000 up to 50% of the participant's vested account balance, not to exceed $50,000. Loans are for a period not exceeding five years except for the purchase of a dwelling, which such loan shall be for a period not exceeding ten years. Loans shall bear interest at an agreed-upon percentage based on prevailing market rates.

Note 2 - Summary of significant accounting policies:

Plan termination

Although the Company expects for the Plan to continue indefinitely, the Plan provides that the Company has the right to discontinue contributions or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants are entitled to their entire account balances in the Plan.

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Effective January 1, 2006, the Plan adopted the requirements as described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* ("FSP AAG INV-1 and SOP 94-4-1"). These requirements are effective for financial statements issued for periods ending after December 15, 2006. The provisions of FSP AAG INV-1 and SOP 94-4-1 have been retroactively applied to the statement of net assets available for benefits presented as of December 31, 2005, as required. FSP AAG INV-1 and SOP 94-4-1 require investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. In particular, FSP AAG INV-1 and SOP 94-4-1 affected the presentation of the amounts related to the Plan's participation in the collective trust funds. The statements of net assets available for benefits present the fair value of the investments in the collective trust funds as well as the adjustment from fair value to contract value for the Plan's proportionate share of fully benefit-responsive investment contracts within the collective trust funds. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Note 2 - Summary of significant accounting policies - continued:

Investment valuation and income recognition

Investments of the Plan are carried at fair value as determined by quoted market prices. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. The Plan's interests in collective trusts are valued based on information reported by the investment advisor using the audited financial statements of the collective trust. The CSF is valued at its year end closing price (constituting market of shares owned plus un-invested cash position). Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when paid.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative expenses

Most expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions, are paid by the participating subsidiaries of the Company. The expenses for administration include the fees and expenses of the Plan's Trustee. The brokerage commissions and related expenses on security transactions are included in the net appreciation (depreciation) in fair value of investments.

Reclassifications

Certain line items in the financial statements have been reclassified for the year ended December 31, 2005. The presentation is a more accurate representation and is consistent with the presentation for the year ended December 31, 2006.

Note 3 - Investments:

The fair market values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2006 and 2005 are as follows:

2006:	
ChoicePoint Inc. common stock, 1,719,920 shares	$ 67,730,450*
Fidelity Managed Income Portfolio, 27,360,745 units	27,088,487
Fidelity Low-Priced-Stock Fund, 453,084 shares	19,727,269
Fidelity Spartan US Equity Index Fund, 412,798 shares	20,714,202
Fidelity Capital Appreciation Fund, 646,966 shares	17,539,243
Fidelity Diversified International Fund, 399,637 shares	14,766,592
2005:	
ChoicePoint Inc. common stock, 1,758,593 shares	$ 78,274,974*
Fidelity Managed Income Portfolio, 26,447,351 units	26,447,351
Fidelity Low-Priced-Stock Fund, 413,503 shares	16,887,473
Fidelity Spartan US Equity Index Fund, 367,394 shares	16,224,102
Fidelity Capital Appreciation Fund, 528,814 shares	13,273,225

*A portion of this investment is nonparticipant-directed (see Note 4).

Net appreciation (depreciation) in fair value of investments

The net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits reflects the net difference between the market value and cost of investments bought and sold as well as held and distributed during the year. The net appreciation (depreciation) in the fair value of investments by category for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
ChoicePoint Inc. common stock	$ (8,173,502)	$ (4,491,663)
Registered investment companies	9,025,307	2,015,010
	$ 851,805	$ (2,476,653)

Note 4 - Nonparticipant-directed fund information:

The following presents the net assets available for benefits of the CSF. The CSF, including the related money market fund, includes both participant and nonparticipant-directed components.

The employer matching and transition contribution portions of this fund for employees who have not attained age 55 are considered to be nonparticipant-directed and represent approximately 32% and 32% of the net assets available in the CSF as of December 31, 2006 and 2005, respectively:

	2006	2005
Investments:		
Money market fund	$ 1,021,650	$ 1,005,945
ChoicePoint Inc. common stock	67,730,450	78,274,974
	68,752,100	79,280,919
Securities receivable	376,698	584,584
Other receivable	69,375	78,750
Interest receivable	4,931	4,506
Liability - due to broker	(27,603)	(384,154)
Net assets available for benefits	$ 69,175,501	$ 79,564,605

Note 4 - Nonparticipant-directed fund information - continued:

The change in net assets available for benefits for the CSF for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Additions from net assets attributable to:		
Participant contributions	$ 2,174,875	$ 1,944,753
Employer contributions, net of earnings on unallocated deposits	4,042,627	5,000,000
Transfer of assets into this Plan	-	1,116,232
Interest	162,751	100,409
Total additions	6,380,253	8,161,394
Deductions from net assets attributable to:		
Participant withdrawals	(4,288,260)	(7,368,618)
Loan withdrawals	(517,839)	(1,724,568)
Net interfund transfers	(3,789,756)	(15,465,900)
Net depreciation in fair value of ChoicePoint Inc. common stock	(8,173,502)	(4,491,663)
Total deductions	(16,769,357)	(29,050,749)
Net decrease	(10,389,104)	(20,889,355)
Net assets available for benefits, beginning of year	79,564,605	100,453,960
Net assets available for benefits, end of year	$ 69,175,501	$ 79,564,605

Note 5 - Related-party transactions:

The Plan invests in shares of registered investment companies and units of common collective trust funds managed by affiliates of Fidelity Management Trust Company, the Trustee for investments in the Plan. The Plan also allows participants to purchase common stock of ChoicePoint Inc. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Note 6 - Income tax status

The Plan has received a determination letter from the Internal Revenue Service dated September 13, 2005, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC, and, therefore believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Note 7 - Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for benefits as of December 31, 2006 and 2005 per the financial statements to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$ 237,142,034	$ 212,823,341
Participant contributions receivable	-	(313,442)
Net assets available for benefits per Form 5500	$ 237,142,034	$ 212,509,899

The following is a reconciliation of participant contributions per the financial statements to the Form 5500 for the years ended December 31, 2006 and 2005:

	2006	2005
Participant contributions per the financial statements	$ 16,187,949	$ 14,934,063
Change in participant contributions receivable	313,442	(56,763)
Participant contributions per Form 5500	$ 16,501,391	$ 14,877,300

As discussed in Note 2, the financial statements have been prepared on the accrual basis of accounting. The Form 5500 has been prepared on the modified cash basis of accounting. These reconciling items reflect the portion of net assets available for benefits and participant contributions on the financial statements not settled in cash as of December 31, 2006 and 2005.

Note 8 - Risks and uncertainties:

The Plan utilizes various investment instruments including registered investment companies, collective trust funds, and ChoicePoint Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Note 9 - Plan transfers:

On June 1, 2006, the VitalChek Network 401(k) Plan was merged into the Plan. All assets of the aforementioned plan in the amount of $2,197,969 were transferred to the Plan on that date.

On August 1, 2006, the iMapData, Inc. 401(k) Plan was merged into the Plan. All assets of the aforementioned plan in the amount of $285,364 were transferred to the Plan on that date.

On October 2, 2006, the Customer Development Corporation Thrift and Savings Plan was merged into the Plan. All assets of the aforementioned plan in the amount of $8,449,977 were transferred to the Plan on that date.

On October 2, 2006, the NSA Corporation Profit Sharing 401(k) Plan was merged into the Plan. All assets of the aforementioned plan in the amount of $245,720 were transferred to the Plan on that date.

On February 1, 2005, the Identico Systems, LLC 401(k) Plan was merged into the Plan. All assets of the aforementioned plan in the amount of $237,382 were transferred to the Plan on that date.

On June 1, 2005, the DBT Online, Inc 401(k) Plan was merged into the Plan. All assets of the aforementioned plan in the amount of $3,192,881 were transferred to the Plan on that date.

Note 10 - Plan sponsor litigation:

A class action lawsuit was filed in the United States District Court for the Northern District of Georgia on May 20, 2005 against ChoicePoint Inc. and certain individuals who are alleged to be Plan fiduciaries. The suit alleges violations of ERISA fiduciary rules through the acquisition and retention of ChoicePoint Inc. stock by the Plan on and after November 24, 2004. Plaintiffs seek compensatory damages, injunctive and equitable relief, attorneys' fees and costs. On April 14, 2006, the defendants filed a motion to dismiss, which the court granted on March 7, 2007, disposing of the case in its entirety. On March 21, 2007, plaintiffs filed a Motion for Reconsideration, which was denied on June 18, 2007. Plaintiffs have until July 19, 2007, to file a notice of appeal to the United States Court of Appeals for the Eleventh Circuit. The defendants intend to defend against this action vigorously.

Note 11 - Subsequent events:

The Plan was amended in June 2007 to allow highly compensated participants to make supplemental contributions of 1% to 5% of eligible compensation, subject to IRC limits, thereby increasing the previous limit on supplemental contributions of highly compensated participants from 4% to 5% of eligible compensation effective June 1, 2007.

SUPPLEMENTAL SCHEDULES

(See Report of Independent Registered Public Accounting Firm)

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

EIN 58-2309650
Plan Number - 001
December 31, 2006

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Fair Value
	COMMON STOCK:			
*	ChoicePoint Inc.	Common Stock, 1,719,920 shares	$ 31,973,083	$ 67,730,450
	COLLECTIVE TRUST:			
*	Fidelity Group Trust for Employee Benefit Plans	Managed Income Portfolio, 27,360,745.170 units	^	27,088,487
		Managed Income Portfolio II, 1,606,292.47 units		1,587,261
	MONEY MARKET FUNDS:			
*	Fidelity Investments	Institutional Cash Portfolio, 1,021,650 shares	1,021,650	1,021,650
	REGISTERED INVESTMENT COMPANIES:			
*	Fidelity Puritan Trust	Fidelity Low-Priced Stock Fund, 453,084 shares	^	19,727,269
*	Fidelity Concord Street Trust	Spartan US Equity Index Fund, 412,798 shares	^	20,714,202
*	Fidelity Capital Trust	Fidelity Capital Appreciation Fund, 646,966 shares	^	17,539,243
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2020 Fund, 587,598 shares	^	9,125,403
*	Fidelity Concord Street Trust	Fidelity U.S. Bond Index Portfolio, 551,183 shares	^	5,985,844
*	Fidelity Commonwealth Trust	Fidelity Small Cap Stock Fund, 402,048 shares	^	7,642,933
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2010 Fund, 438,009 shares	^	6,403,686
*	Fidelity Investment Trust	Fidelity Diversified International Fund, 399,637 shares	^	14,766,592
*	Fidelity Devonshire Trust	Fidelity Equity Income Fund, 151,084 shares	^	8,845,953
	Templeton Developing Markets Trust	Templeton Developing Markets Fund, 274,846 shares	^	7,772,655
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2030 Fund, 196,382 shares	^	3,148,006
*	Fidelity Aberdeen Street Trust	Fidelity Freedom Income Fund, 182,860 shares	^	2,110,208
*	Fidelity Puritan Trust	Pimco High Yield ADM Fund, 341,360 shares	^	3,376,047
	Ariel Investment Trust	Ariel Fund, 100,478 shares	^	5,205,775
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2040 Fund SM, 271,228 shares	^	2,571,245
*	Fidelity Fixed-Income Trust	Fidelity Short-Term Bond Fund, 88,065 shares	^	781,140
	Total registered investment companies			135,716,201
*	Participant loans	Participant loans, interest rates ranging from 5.75% to 10.50%	-	3,283,295
	Total			$ 236,427,344

* Indicates a party-in-interest to the Plan, as defined by ERISA.
^ Information not required

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

EIN 58-2309650
Plan Number - 001
December 31, 2006

Schedule H, Part IV, Line 4j - Reportable Transactions

(a) (b) Identity of Party Involved and Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain
ChoicePoint Inc. Common Stock					
Purchased	$ 5,213,230	$ -	$ 5,213,230	$ 5,213,230	$ -
Sold	$ -	$ 7,584,252	$ 3,304,912	$ 7,584.252	$ 4,279,340
Fidelity Institutional Cash Portfolio					
Purchased	$ 13,678,504	$ -	$ 13,678,504	$ 13,678,504	$ -
Sold	$ -	$ 13,662,799	$ 13,662,799	$ 13,662,799	$ -

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-32453 of ChoicePoint Inc. on Form S-8 of our report dated June 27, 2007, appearing in this Annual Report on Form 11-K of ChoicePoint Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2006.

Frazier & Deeter, LLC

Atlanta, Georgia
June 27, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHOICEPOINT INC. 401(k) PROFIT SHARING PLAN

Date: June 27, 2007

By: ______________________________

John H. Karr
Plan Administrator

END